Exhibit 99.1

012 Smile.Communication's Third Quarter Earnings Release and Conference Call Scheduled for November 18, 2009

Press Release
Source: 012 Smile.Communications Ltd
On 2:35 am EST, Sunday November 1, 2009

PETACH TIKVA, Israel, Nov. 1 /PRNewswire-FirstCall/ -- 012 Smile.Communications (Nasdaq: SMLC - News) today announced that it will release its third quarter results on Wednesday, November 18, 2009, before the market is opened.

On the same day, Management will host an interactive teleconference to discuss the results at 09:00 a.m. EDT. To participate, please call one of the following access numbers several minutes before the call begins: 1 866 691 3082 (TF) or +1 480 629 9030 (LC) from within the U.S., 1 866 228 9189 (TF) from Canada, 180
921 4368 (TF) from Israel and +1 480 629 9031 from other international locations. The Conference Reference number is 4175651.

The call will also be broadcast live through the company's Website, www.012.net, and will be available there for replay during the next 30 days.

About 012 Smile.Communications

012 Smile.Communications is a leading provider of communication services in Israel, offering a wide range of broadband and traditional voice services. The Company's broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows the Company to provide services to almost all of the homes and businesses in Israel.

012 Smile is a majority owned subsidiary of Internet Gold Golden Lines Ltd. (Nasdaq: IGLD - News) one of Israel's leading communications groups with a major presence across all Internet related sectors. Internet Gold and 012 Smile are part of the Eurocom Communications Group.

Investor relations contacts:
----------------------------

    Mor Dagan - Investor Relations
    mor@km-ir.co.il / Tel: +972-3-516-7620

    Garth Russell - KCSA Strategic Communications grussell@kcsa.com / Tel: +1-212-896-1250